UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                           Irvine Sensors Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   463664-50-8
                                   -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
                     ---------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664-50-8

1       Names of Reporting Persons.              Pequot Capital Management, Inc.
        I.R.S. Identification No. of Above Persons (entities only)    06-1524885

        ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) |X|

--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        00

--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Item 2(d) or 2(e)  [ ]

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6       Citizenship or Place of Organization                     Connecticut

--------------------------------------------------------------------------------
                            7   Sole Voting Power                  3,287,068

Number of Shares                ------------------------------------------------
                            8   Shared Voting Power                   0
Beneficially Owned
                                ------------------------------------------------
By Each Reporting           9   Sole Dispositive Power             3,287,068

Person With                     ------------------------------------------------
                            10  Shared Dispositive Power              0

                                ------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each
        Reporting Person                                           3,287,068

--------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |X|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)         9.9%

--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)                IA

--------------------------------------------------------------------------------


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

        This Amendment No. 4 ("Amendment No. 4") is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 3, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person on January 10, 2006 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person on January 20, 2006 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed by the Reporting Person on January 27, 2006 ("Amendment No. 2") and Amendment No. 3 to the
Schedule 13D filed by the Reporting Person on October 20, 2006 ("Amendment No. 3" and together with the Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Statement").

        This Amendment No. 4 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Irvine Sensors Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3001 Red Hill Avenue, Costa Mesa, California 92626. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 3.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as set forth below:

        As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below), the Reporting Person acquired the Notes and the Warrants (each, as defined below) for aggregate consideration of approximately $10,000,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

        The Reporting Person entered into the Letter Agreement (as defined below) in connection with the execution of the Purchase Agreement, and as such, no funds were expended by the Reporting Person in connection with the execution of the Letter Agreement.

        Pursuant to the Assignment Agreement (as defined below), the Reporting Person assigned the Notes to the New Investors (as defined below) for aggregate consideration of approximately $10,000,000.

        Pursuant to the Settlement Agreement (as defined below), the Reporting Person exercised a portion of the Warrants to purchase 1,346,154 shares of Common Stock for an aggregate exercise price of approximately $1,750,000. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders. In consideration of the Settlement (as defined below), the Issuer agreed to pay the Reporting Person a settlement payment of $1,250,000, the Accrued Interest (as defined below) and the Reimbursement (as defined below).

        The Reporting Person entered into the Side Letter (as defined below) in connection with the termination of the Letter Agreement, and as such, no funds were expended by the Reporting Person in connection with the execution of the Side Letter.

        Copies of the Purchase Agreement and the Letter Agreement are incorporated herein by reference as Exhibits 1 and 3, respectively, to the
Schedule 13D. Copies of the Assignment Agreement, the Settlement Agreement and the Side Letter are filed as Exhibits 9, 10 and 11, respectively, to this Amendment No. 4, and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as set forth below:

        Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the Notes that are convertible into Common Stock and the Warrants to purchase Common Stock. Pursuant to the terms of the Settlement Agreement, the Reporting Person purchased Common Stock by exercising a portion of the Warrants and, subject to the satisfaction of certain conditions, agreed to exercise the Warrants to purchase additional Common Stock. Pursuant to the terms of the Assignment Agreement, the Reporting Person assigned the Notes to the New Investors. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing


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

basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Warrants, Common Stock or other securities of the Issuer, or dispose of Warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

        Pursuant to a Securities Purchase Agreement dated December 30, 2005 by and among the Funds and the Issuer (the "Purchase Agreement"), the Issuer issued and sold to the Funds: (i) $7,445,493 in aggregate principal amount of its Series 1 senior subordinated secured convertible notes due 2009 (the "Series 1 Notes"), which were convertible into an aggregate of 2,863,651 shares of Common Stock (the "Series 1 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); (ii) warrants to purchase up to 1,002,278 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 1 Warrants");
(iii) $2,554,507 in aggregate principal amount of its Series 2 senior subordinated secured convertible notes due 2007 (the "Series 2 Notes," and together with the Series 1 Notes, the "Notes"), which were convertible upon certain events set forth in the Purchase Agreement into an aggregate of 982,503 shares of Common Stock (the "Series 2 Common Stock") (subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Notes); and (iv) warrants to purchase up to 343,876 shares (subject to certain adjustments in accordance with the terms thereof) of Common Stock (the "Series 2 Warrants," and together with the Series 1 Warrants, the "Warrants").

        Pursuant to the Purchase Agreement and subject to certain exceptions, from the Effective Date (as defined below), for so long as the Notes are outstanding, the Issuer agreed not to offer, sell, grant any option to purchase or otherwise dispose of any equity or equity equivalent securities of its or its subsidiaries (a "Subsequent Placement"), unless the Issuer offers to issue and sell to or exchange with each Fund (A) a pro rata portion of the securities offered in such Subsequent Placement (the "Basic Amount") or (B) with respect to each Fund that elects to purchase its Basic Amount, any portion of the other Fund's Basic Amount that is not subscribed for by such other Fund. In addition, if at any time while any Note is outstanding, the Issuer proposes to directly or indirectly effect a Subsequent Placement (other than the issuance of certain excluded stock), the Issuer agreed to offer to repurchase such Note for an aggregate price equal to the lesser of (x) the aggregate amount of the Subsequent Placement and (y) the aggregate amount required to repurchase all of the Notes pursuant to the terms of the Purchase Agreement and the Notes.

        The Purchase Agreement also included negative covenants that prohibit a variety of actions without the approval of the holders of a majority of the outstanding principal amount of the Notes, including covenants that limit the Issuer's ability to (a) merge, consolidate, dissolve or liquidate, (b) repurchase or redeem shares of its capital stock, (c) declare or pay dividends or make similar distributions, (d) sell assets, (e) materially change its accounting or tax methods, (f) fail to maintain its corporate existence, (g) incur certain types of indebtedness, or (h) make certain fundamental changes to its principal business.

        In connection with the transactions contemplated by the Purchase Agreement, the Issuer prepared and filed a shelf registration statement covering the resale of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants and any other shares of Common Stock that may be issuable in accordance with the terms of the transactions contemplated by the Purchase Agreement and the Notes and securities exchangeable therefor and any securities issued or issuable upon a stock split, dividend or other distribution, recapitalization or similar event (the "Registrable Securities"). The Issuer will be required to keep such registration statement effective until the earlier of: (i) the fifth anniversary of the date that such registration statement is first declared effective by the Securities and Exchange Commission (the "Effective Date"); (ii) such time as all Registrable Securities covered by such registration statement have been sold publicly; or (iii) such time as all of the Registrable Securities covered by such registration statement may be sold pursuant to Rule 144(k). The Purchase Agreement also provides the Funds with piggyback registration rights with respect to certain offerings of the Issuer's Common Stock.

LETTER AGREEMENT

        Pursuant to a letter agreement dated December 30, 2005 (the "Letter Agreement"), the Issuer agreed, among other things, to: (i) cause an individual designated by PPE3 and reasonably acceptable to the Issuer's


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


nominating and corporate governance committee, who was initially Martin Hale, to serve on the Issuer's board of directors (the "Pequot Director"); (ii) nominate the Pequot Director for re-election at each annual meeting of the Issuer's stockholders; (iii) to appoint the Pequot Director to all committees of the Issuer's board of directors, provided that the Pequot Director meets certain eligibility requirements; and (iv) enter into an indemnification agreement with the Pequot Director. The obligations of the Issuer pursuant to the Letter Agreement terminate if the Funds and their respective affiliates own or have the right to acquire, in the aggregate, less than 500,000 shares of Common Stock (subject to adjustments for stock dividends, combinations, stock splits and the like) issued or issuable upon conversion of the Notes. Martin Hale, an employee of the Reporting Person, was named as a director of the Issuer on January 20, 2006. On September 26, 2006, Mr. Hale resigned as a director of the Issuer.

EVENT NOTICE

        On September 26, 2006, in accordance with the terms of the Notes, the Funds delivered to the Issuer an event notice (the "Notice") notifying the Issuer of certain defaults under the Notes that the Funds believe occurred and requiring that the Issuer repurchase no later than the third trading day following the date of delivery of the Notice (i) the outstanding $10,000,000 principal amount of the Notes at a repurchase price equal to the greater of (A) 125% of such outstanding principal amount, plus all accrued but unpaid interest thereon through the date of payment, or (B) the Equity Event Value (as defined below) of the Common Stock issuable upon conversion of such principal amount and all such accrued but unpaid interest thereon, and (ii) any shares issued upon any conversion of Notes and then owned by the Funds at a price per share equal to the Equity Event Value of such issuable and issued shares of Common Stock. "Equity Event Value" means 125% of the average of the closing prices of the Common Stock for the five trading days preceding the date of delivery of the Notice, provided, that if the Issuer does not make such required payment (together with such other payments, expenses and liquidated damages then due and payable) when due or, in the event the Issuer disputes in good faith the occurrence of the event pursuant to which the Notice relates, does not instead deposit such required payment (together with such other payments, expenses and liquidated damages then due) in escrow with an independent third-party escrow agent within five trading days of the date such payment is due, then the Event Equity Value payable shall be 125% of the greater of (a) the average of the closing prices of the Common Stock for the five trading days preceding the date of delivery of the Notice and (b) the average of the closing prices of the Common Stock for the five trading days preceding the date on which such required payment (together with such other payments, expenses and liquidated damages) is paid in full. In accordance with the terms of the Notes, if the Issuer fails to pay such amounts, interest accrues on such amounts for the period from and including the due date of such payment to but excluding the date the same is paid in full, at a rate of 18% per annum (but in no event in excess of the maximum rate permitted under applicable law).

ASSIGNMENT AGREEMENT

        Pursuant to an Assignment Agreement and Addendum dated December 29, 2006 (the "Assignment Agreement"), by and among the Funds, Longview Fund, L.P. and Alpha Capital Anstalt (the "New Investors"), the Funds assigned all of their rights and obligations under the Notes to the New Investors for aggregate consideration of $10,000,000 (the "Assignment").

        In connection with the issuance of the Notes pursuant to the Purchase Agreement, the Issuer's majority-owned subsidiaries had guaranteed the repayment of the Notes and provided a security interest in all or substantially all of their assets as collateral to secure such guarantees. The Issuer also had provided a security interest in all or substantially all of its assets, including the pledge of its shares of capital stock in its subsidiaries. In connection with the Assignment, the Funds assigned such security interests and guarantees to the New Investors.

SETTLEMENT AGREEMENT

        Pursuant to a Settlement Agreement and Mutual Release dated December 29, 2006 by and among the Funds and the Issuer (the "Settlement Agreement"), the parties thereto agreed to resolve all disputes regarding alleged events of default and certain other matters under the Notes, and to mutually release each other and related persons for claims and losses arising from actions taken prior to the date of the Assignment Agreement, including claims relating to the Notes, any issuance of securities and any agreements or transactions between


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


the Issuer and the Funds (the "Settlement"). The Settlement Agreement includes a mutual covenant not to sue for events that occurred prior to the date of the Assignment Agreement and certain indemnification provisions for events that occurred prior to the date of the Assignment Agreement. In consideration of the Settlement, the Issuer agreed to pay the Funds a settlement payment of $1,250,000, accrued and unpaid interest of $539,446.87 on the Notes from September 30, 2006 through December 29, 2006 (the "Accrued Interest") and reimbursement of $230,000 for attorneys' fees and expenses (the "Reimbursement").

        As a result of the issuance of warrants to the New Investors (the "Investor Warrants"), the exercise price of the Warrants was automatically reduced to $1.30 per share and the number of shares issuable upon exercise of the Warrants was automatically increased to an aggregate of 3,210,059 shares of Common Stock, pursuant to the anti-dilution provisions of the Warrants. Pursuant to the Settlement Agreement, the Funds exercised a portion of the Warrants to purchase 1,346,154 shares of Common Stock for approximately $1,750,000 in cash. On December 29, 2006, the Issuer issued an aggregate of 1,346,154 shares of Common Stock to the Funds pursuant to such exercise. Pursuant to the Settlement Agreement, the Funds also agreed to exercise the Warrants to purchase an additional 902,267 shares of Common Stock for cash no later than March 14, 2007 (the "Mandatory Exercise"), provided that certain conditions are met, including that such shares can be resold under an effective registration statement and that the average daily volume-weighted average price ("VWAP") of the Common Stock has, for any seven consecutive trading days following and during the effective resale registration of such shares, exceeded 110% of the exercise price. In the event that the specified conditions have not been met by March 14, 2007, then the Funds will not be required to complete the Mandatory Exercise, but may exercise the remaining Warrants in accordance with their terms (including on a cashless exercise basis), subject to the terms of the Side Letter.

        Pursuant to the Settlement Agreement, the Accrued Interest will be payable on the earliest of (i) the date of the Mandatory Exercise as an offset to the aggregate exercise price therefor, (ii) the exercise after March 14, 2007 by the Funds of the Warrants to purchase an aggregate of 902,267 shares as an offset to the aggregate exercise price therefor, (iii) such earlier date in cash at the election of the Issuer, or (iv) May 31, 2007 in cash. If such Warrants are exercised on a cashless basis, the Issuer may pay a proportional amount of the Accrued Interest in shares in the manner provided in the Notes, subject to certain conditions. As provided in the Notes, the number of shares issuable as payment for the Accrued Interest is determined by dividing the amount of the Accrued Interest by 93% of the arithmetic average of the VWAP for each of the 20 consecutive trading days prior to the exercise date. If the Issuer does not pay the Funds the Accrued Interest in full by March 14, 2007, the Issuer must pay the Funds interest at a rate of 18% per annum on the amount of Accrued Interest for the period from March 14, 2007 until paid in full.

        The Reimbursement will be payable (i) by an offset from the exercise price in connection with the Mandatory Exercise, or (ii) on March 14, 2007 in the event the Mandatory Exercise has not been completed by such date. If the Issuer does not pay the Funds the Reimbursement in full on March 14, 2007, the Issuer will be required to pay the Funds interest at a rate of 18% per annum on the amount of unpaid Reimbursement for the period from March 14, 2007 until paid in full.

        The Settlement Agreement provides that, upon the Assignment, the Issuer and the Funds will not have any further rights, obligations or liabilities with respect to each other under the Notes, the security agreements or the guaranty that were assigned to the New Investors and, upon the full exercise of the Warrants, the Issuer and the Funds will not have any further rights, obligations or liabilities with respect to each other under the Purchase Agreement, as amended, except for certain indemnification rights, registration rights and certain other covenants applicable to the Warrants. In connection with the Settlement and the Assignment, the Purchase Agreement (other than the surviving provisions described above) and the Letter Agreement were terminated, as was the Subordination Agreement dated December 30, 2005 among the Funds and Square 1 Bank. In addition, the Issuer and the Funds waived any existing defaults, breaches or noncompliance of each other under any of the agreements and other instruments entered into in connection with the transactions contemplated by the Purchase Agreement.

SIDE LETTER

        On December 28, 2006, prior to the Assignment, the Issuer and the Funds entered into a letter agreement dated December 28, 2006 (the "Side Letter"), pursuant to which PPE3 waived its rights under the


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Letter Agreement to designate a director to serve on the Issuer's board of directors and has no right to appoint a director of the Issuer. In addition, the Reporting Person agreed to be subject to a blocker that prevents the Reporting Person from acquiring beneficial ownership of Common Stock upon any exercise of the Warrants and/or conversion of the Notes at any time exceeding 9.9% of the outstanding Common Stock. In consideration of the Side Letter, the Issuer paid $25,000 to the Reporting Person.

        Copies of the Purchase Agreement and the Letter Agreement are incorporated herein by reference as Exhibits 1 and 3, respectively, to the
Schedule 13D. Copies of the Notice and Mr. Hale's resignation letter are incorporated herein by reference as Exhibits 9 and 10, respectively, to Amendment No. 3. Copies of the Assignment Agreement, the Settlement Agreement and the Side Letter are filed as Exhibits 9, 10 and 11, respectively, to this Amendment No. 4, and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as set forth below:

        (a) The Reporting Person beneficially owns 3,287,068 shares of Common Stock, representing 9.9% of the Issuer's Common Stock outstanding as of December 29, 2006 (after giving effect to the Assignment, the Settlement, the Side Letter and the exercise of the Warrants).

        (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 3,287,068 shares of Common Stock.

        (c) Except for the information set forth, or incorporated by reference, in Item 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as set forth below:

        Reference is made to the Purchase Agreement, the Letter Agreement, the Assignment Agreement, the Settlement Agreement and the Side Letter described in Items 3 and 4, each of which is incorporated herein by reference as Exhibits 1, 2, 9, 10 and 11, respectively. Reference is made to the Notice described in Item 4, which is incorporated herein by reference as Exhibit 8.

SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES

        On December 30, 2005, in connection with the transactions contemplated by the Purchase Agreement, the Issuer issued to the Funds: (i) the Series 1 Notes, in an aggregate principal amount of $7,445,493; and (ii) the Series 2 Notes, in an aggregate principal amount of $2,554,507. The Series 1 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 1 Notes. The outstanding principal of the Series 1 Notes is payable in 24 equal monthly installments commencing on December 30, 2007, which shall be paid in shares of Common Stock, if certain conditions are satisfied, or otherwise, in cash. At any time, at the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 1 Notes are convertible into shares of Common Stock. The conversion price of the Series 1 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

        In lieu of cash, the Funds elected to receive an aggregate of 24,831 shares of Common Stock in satisfaction of $65,148.07 of accrued interest payable on March 31, 2006 on the Series 1 Notes. In lieu of cash,



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the Funds elected to receive an aggregate of 32,505 shares of Common Stock in satisfaction of $65,148.07 of accrued interest payable on June 30, 2006 on the Series 1 Notes.

        The Series 2 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 2 Notes. The outstanding principal amount of the Series 2 Notes, plus accrued and unpaid interest thereon, is payable in cash on December 30, 2007 or such later date as the holders of the Series 2 Notes may determine. Pursuant to the Assignment Agreement, the Maturity Date (as defined in the Notes) of the Series 2 Notes was extended from December 30, 2007 to December 30, 2009. The Issuer may make payments on the Series 2 Notes in shares of Common Stock, if certain conditions are satisfied. At the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 2 Notes are convertible into shares of Common Stock. The conversion price of the Series 2 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

        In lieu of cash, the Funds elected to receive an aggregate of 8,520 shares of Common Stock in satisfaction of $22,351.94 of accrued interest payable on March 31, 2006 on the Series 2 Notes. The Funds elected to defer receipt of such shares of Common Stock until the Maturity Date or such earlier date as specified by such holder in writing. In lieu of cash, the Funds elected to receive an aggregate of 11,153 shares of Common Stock in satisfaction of $22,351.94 of accrued interest payable on June 30, 2006 on the Series 2 Notes.

        As a result of the issuance of the Investor Warrants, the conversion price of the Notes was automatically reduced from $2.60 to $1.30 per share pursuant to the anti-dilution provisions of the Notes. At such conversion price and in connection with the Assignment, the principal amount of the Notes is presently convertible into 7,692,308 shares of Common Stock.

        The Notes are subject to certain redemption and repurchase rights in favor of the holder(s) upon the occurrence of certain events of default, the incurrence of certain debt, the consummation of certain issuances of capital stock or a change of control. Upon the occurrence of certain bankruptcy-related events, all amounts payable under the Notes are accelerated. The Notes include default provisions based upon (i) a failure to pay by the Issuer to pay its obligations under the Notes when due, (ii) an uncured default by the Issuer and/or certain of its subsidiaries (the "Companies") under certain third-party agreements, (iii) the entry of certain judgments against the Companies, (iv) debarment or suspension of the Companies from government contracting, (v) a breach of the representations and warranties made by the Companies to the holder(s), (vi) the Companies' uncured failure to perform material obligations to the holder(s), (vii) a material adverse change to the Companies as a whole and (viii) certain bankruptcy-related events.

WARRANTS

        In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Series 1 Warrants to the Funds on December 30, 2005. The Series 1 Warrants were exercisable at an initial exercise price of $3.10 per share to purchase an aggregate of up to 1,002,278 shares of Common Stock at any time on or prior to December 30, 2009. The Issuer issued the Series 2 Warrants to the Funds on December 30, 2005. The Series 2 Warrants were exercisable at an initial exercise price of $3.10 per share to purchase an aggregate of up to 343,876 shares of Common Stock at any time on or prior to December 30, 2009. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales. Cashless exercise is permitted. As a result of the issuance of the Investor Warrants, the exercise price of the Warrants was automatically reduced from $3.10 to $1.30 per share and the number of shares issuable upon exercise of the Warrants was automatically increased to an aggregate of 3,210,059 shares of Common Stock, pursuant to the anti-dilution provisions of the Warrants. Pursuant to the Settlement Agreement, the Funds exercised a portion of the Warrants to purchase 1,346,154 shares of Common Stock for approximately $1,750,000 in cash. On December 29, 2006, the Issuer issued an aggregate of 1,346,154 shares of Common Stock to the Funds pursuant to such exercise.

FEE CONFIRMATION LETTER

        Pursuant to a fee confirmation letter dated December 30, 2005 (the "Fee Confirmation Letter"), the Funds paid a fee of approximately $127,500 to CTC Aero, LLC ("CTC") for services provided by CTC in


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connection with an investment in the Issuer. At the time of such payment,
Toffales, a member of the board of directors of the Issuer, was the manager of CTC.

2003 STOCK INCENTIVE PLAN

        On January 20, 2006, upon appointment to the Issuer's board of directors, Martin Hale, an employee of the Reporting Person, was named as a director of the Issuer and received options to purchase 25,000 shares of Common Stock (the "Director's Options") pursuant to the terms of the Issuer's 2003 Stock Incentive Plan, as amended (the "Plan"). Upon Mr. Hale's resignation from the Issuer's board of directors, the Director's Options were cancelled in accordance with the terms of the Plan. In addition, Mr. Hale owns 10,000 shares of Common Stock in a personal account. The Reporting Person expressly disclaims beneficial ownership of such shares and such shares are not included in the amount specified by the Reporting Person in Item 5.

        The Series 1 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 3. The Series 2 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 4. The Series 1 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 5. The Series 2 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 6. The Fee Confirmation Letter is incorporated herein by reference as Exhibit 12. The descriptions of such agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The description of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan itself, included as Exhibit 13 hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as set forth below:

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 2 Letter Agreement dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 3      Form of Series 1 Notes (incorporated by reference to Exhibit
               10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 4      Form of Series 2 Notes (incorporated by reference to Exhibit
               10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 5      Form of Series 1 Warrants (incorporated by reference to Exhibit
               10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 6      Form of Series 2 Warrants (incorporated by reference to Exhibit
               10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 7 Resignation Letter, dated September 26, 2006, from Martin Hale, Jr. (incorporated by reference to Exhibit 17.1 of the Issuer's Form 8-K, dated September 26, 2006 (filed October 2, 2006)).

Exhibit 8 Notice, dated September 26, 2006, delivered by the Funds to the Issuer (incorporated by reference to Exhibit 9 of the Reporting Person's Amendment No. 3 (filed on October 20, 2006)).

Exhibit 9 Assignment Agreement and Addendum, dated December 29, 2006, by and among the Funds, Longview Fund, L.P. and Alpha Capital Anstalt (incorporated by reference to Exhibits 10.14 and 10.15 of the Issuer's Form 8-K, dated December 29, 2006 (filed January 3,
               2007)).

Exhibit 10 Settlement Agreement and Mutual Release, dated December 29, 2006, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.16 of the Issuer's Form 8-K, dated December 29, 2006 (filed January 3, 2007)).

Exhibit 11 Side Letter, dated December 28, 2006, by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.17 of the Issuer's Form 8-K, dated December 29, 2006 (filed January 3,
               2007)).

Exhibit 12 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 13 Issuer's 2003 Stock Incentive Plan as amended (incorporated by reference to Exhibit 99 filed with the Issuer's Registration Statement on Form S-8 (File No. 333-124868)(filed May 12, 2005)).

                                S I G N A T U R E

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: January 9, 2007                  Pequot Capital Management, Inc.




                                             /s/ Aryeh Davis
                                       -----------------------------------------
                                         Aryeh Davis, Chief Operating Officer,
                                         General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 2 Letter Agreement dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 3      Form of Series 1 Notes (incorporated by reference to Exhibit
               10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 4      Form of Series 2 Notes (incorporated by reference to Exhibit
               10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 5      Form of Series 1 Warrants (incorporated by reference to Exhibit
               10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 6      Form of Series 2 Warrants (incorporated by reference to Exhibit
               10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006)).

Exhibit 7 Resignation Letter, dated September 26, 2006, from Martin Hale, Jr. (incorporated by reference to Exhibit 17.1 of the Issuer's Form 8-K, dated September 26, 2006 (filed October 2, 2006)).

Exhibit 8 Notice, dated September 26, 2006, delivered by the Funds to the Issuer (incorporated by reference to Exhibit 9 of the Reporting Person's Amendment No. 3 (filed on October 20, 2006)).

Exhibit 9 Assignment Agreement and Addendum, dated December 29, 2006, by and among the Funds, Longview Fund, L.P. and Alpha Capital Anstalt (incorporated by reference to Exhibits 10.14 and 10.15 of the Issuer's Form 8-K, dated December 29, 2006 (filed January 3,
               2007)).

Exhibit 10 Settlement Agreement and Mutual Release, dated December 29, 2006, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.16 of the Issuer's Form 8-K, dated December 29, 2006 (filed January 3, 2007)).

Exhibit 11 Side Letter, dated December 28, 2006, by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.17 of the Issuer's Form 8-K, dated December 29, 2006 (filed January 3,
               2007)).

Exhibit 12 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 13 Issuer's 2003 Stock Incentive Plan as amended (incorporated by reference to Exhibit 99 filed with the Issuer's Registration Statement on Form S-8 (File No. 333-124868)(filed May 12, 2005)).